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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39398

RECEIVED FEB 2 8 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 River Place
(No. and Street)

Lexington (City) California (State) 24450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Moreschi (540) 464-7081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/16

OATH OR AFFIRMATION

I, Robert Moreschi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LILA GRACE ROGERS NOTARY PUBLIC COMMONWEALTH OF VIRGINIA

Robert Moreschi Robert Moreschi
Signature

Principal
Title

Lila Grace Rogers Reg #366514 Expires 8-31-13
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2010

REPORT PURSUANT TO SEC RULE 17a-5(d)

For the year ended December 31, 2010

PRESIDIO SECURITIES INC.

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Dave Banerjee CPA, an Accountancy Corporation. Member AICPA, PCAOB
6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367.
www.davebanerjee.com 818.657.0288

PRESIDIO SECURITIES INC.

Table of Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
Presidio Securities Inc.
Lexington, Virginia

We have audited the accompanying statement of financial condition of Presidio Securities Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Securities Inc. as of December 31, 2010 and the results of its operations, stockholders' equity (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 21, 2011

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

PRESIDIO SECURITIES, INC.

Statement of Financial Condition
December 31, 2010

ASSETS		
Cash and cash equivalents	$	46,891
Deposit - FINRA account		1,033
Other asset		100
Total assets	$	48,024
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilites:		
Accounts payable and accrued expenses	$	3,233
Total liabilities		3,233
Stockholder's equity:		
Common stock: no par value, 1,000,000 shares authorized 200 shares issued and outstanding		2,000
Additional paid-in-capital		150,000
Distributions		(215,524)
Retained earnings		108,315
Total stockholder's equity		44,791
Total liabilities and stockholder's equity	$	48,024

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Statement of Income
For the year ended December 31, 2010

REVENUE:	
Total revenues	0
EXPENSES:	
Rent	3,250
Professional fees	33,238
General and administrative	1,324
Total expenses	$ 37,812
NET LOSS	37,812

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2010

	Capital Stock	Additional Paid in Capital	Distributions	Retained Earnings	Total Stockholder's Equity
Beginning balance January 1, 2010	$ 2,000	$ 150,000	$ (215,524)	$ 146,127	$ 82,603
Net loss				(37,812)	(37,812)
Ending balance December 31, 2010	$ 2,000	$ 150,000	$ (215,524)	$ 108,315	$ 44,791

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (37,812)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Depreciation	945
Deposit - FINRA account	(753)
Increase (decrease) in:	
Current liabilities	3,233
Other expenses	(1,061)
Total adjustments	2,364
Net cash used in operating activities	(35,448)
Decrease in cash	(35,448)
Cash - beginning of year	82,339
Cash - end of period	$ 46,891
Supplemental disclosure of cash flow information	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Notes to Financial Statements
December 31, 2010

Note 1: NATURE OF OPERATIONS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

Nature of operations

Presidio Securities, Inc. (the Company) was incorporated in the State of Arizona on September 24, 1987, commenced operations in 1988, and is a securities broker and dealer under the Securities Exchange Act of 1934. The Company is currently inactive and is not generating any commissions. The Company has obtained a membership agreement with FINRA and expects to offer mutual funds in the future.

On October 7, 2008, the ownership of the firm changed to D.S. Siguard a trust whose beneficial owner is Mr. Edward Armand.

Summary of Significant Accounting Policies

The accounting policies followed by the Company and the methods of applying those policies, which materially affect the determination of its financial position results of operations, or cash flows are summarized below.

Statement of Cash Flows – Cash Equivalents

The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting and are prepared in accordance with U.S. generally accepted accounting principles.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

Note 1: NATURE OF OPERATIONS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

Use of estimates in the Preparation of Financial Statement Amounts

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: NET CAPITAL REQUIREMENT

The Company is subject to the maintenance of minimum net capital of the greatest of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $43,658 of which $38,658 was in excess of its required net capital.

Note 3: COMMISSION REVENUE

There were no securities or customer accounts held by the Company during December 31, 2010 and there were no trades during the years ending December 31, 2010.

PRESIDIO SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2010

	Focus 12/31/10	Audit 12/31/10	Change
Stockholder's equity, December 31, 2010	$ 44,791	$ 44,791	$ -
Subtract - Non allowable assets:	(1,133)	(1,133)	-
Tentative net capital	43,658	43,658	-
Haircuts:	-	-	-
NET CAPITAL	43,658	43,658	-
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	38,658	38,658	
Aggregate indebtedness	3,233	3,233	-
Ratio of aggregate indebtedness to net capital	7.41%	7.41%	

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as provided for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Presidio Securities Inc.
Lexington, Virginia

In planning and performing our audit of the financial statements of Presidio Securities Inc. for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures including tests of such practices and procedures followed by Presidio Securities Inc. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 21, 2011

Member AICPA. PCAOB. 6301 Owensmouth Ave. Woodland Hills. CA 91367. 818.657.0288 www.DaveBanerjee.com